Keells Consultants

Keells Consultants Limited

P.O.Box 76, 130, Glennie Street,
Colombo 2, Sri Lanka. Tel : 421101, 327206
Grams : "JOHNKEELL"

Telex : 21389 KEELLS CE
21582 WTMSL CE
21228 WALKINN CE
Telefax : 447087



July 23, 2003

Attn: Special Counsel Office of International
Corporate Finance
Securities & Commssions Exchange
Division of Corporate Finance
Fifth Street NW
Washington DC 20549
USA

Dear Sir,

JOHN KEELLS HOLDINGS LIMITED

Please find enclosed the following document.

a) **Interim Report 03 Months ended 30th June 2003**

Yours faithfully,
For JOHN KEELLS HOLDINGS LIMITED
KEELLS CONSULTANTS LIMITED

SECRETARIES

Encl.


John
Keells
Holdings


John
Keells
Holdings

JOHN KEELLS HOLDINGS LIMITED

Interim Report

Three months ended 30th June 2003

Chairman's Message

In the first quarter ended 30 June 2003, your company maintained the growth momentum seen in the last financial year, with a 26 per cent increase in Revenues, a 81 per cent growth in Group Operating Profits and a 60 per cent growth in Pre Tax Profits prior to "exceptional " items, relative to the corresponding period in 2002/2003.,

Improved levels of economic activity and enhanced business confidence resulted in good performances from most of our core operations, particularly the Transportation, Leisure and Financial Services Sectors.

Ceylon Cold Stores implemented a Voluntary Retirement Scheme at a cost of Rs. 675 million with an estimated payback of 2.5 years. This resulted in the Profit Attributable to the Group being 82 per cent lower than the corresponding quarter in the previous year which also enjoyed a Rs 103 million exceptional profit from discontinued operations. The Food and Beverage Sector and the Group is well poised to benefit from the substantial operating cost savings consequent to the VRS that will arise in the ensuing nine months and periods thereafter.

The JKH Company Pre-Tax Profits improved by 139 per cent helped mainly by higher dividend income from Group companies.

The **Food and Beverage** Sector registered a marginal improvement in operating profits, pre VRS, compared to last year. Contributions from Carbonated Beverages at Ceylon Cold Stores dropped due to business interruption during the implementation of the VRS. This was partially offset by significant growth in the Ice Creams segment with the introduction of new flavours which were well received by consumers. The latest VRS, which retired 691 staff members, will enable the company to move the entirety of its production to the Kaduwela plant, thereby enabling the attainment of operating efficiencies. Keells Food Products and Keells Restaurants were also beneficiaries of the improved overall economic activity. The first Elephant House super market was opened in Wellawatte and we plan to open several more during the course of this financial year.

The **Transportation** Sector registered a 43 per cent growth in pre tax profits, mainly boosted by a healthy contribution from Lanka Marine Services (LMS). Notwithstanding the market situation arising as a result of the exclusive Terminal Services Agreements signed by the SLPA with a number of shipping lines, and a lower tariff structure, SAGT performed above expectations. SAGT has also continued to increase its operating efficiency levels and is well positioned to take advantage of growth in volumes at the Port.

The **Leisure** Sector saw a significantly improved performance over the corresponding quarter in the previous year. Despite SARS fears impeding arrivals from the South East Asian Region, average occupancy levels at the local hotels improved. With Sri Lanka increasingly being perceived as an attractive destination, we believe that it is opportune for us to review and revise our operating and pricing strategy with a view to attracting higher spending tourists. Profits from our Maldivian Hotels were similar to the corresponding quarter in 2002/2003 and occupancy levels remained well above the national average. Destination Management Companies enjoyed higher levels of profitability during this quarter as a result of increased activity. Present trends in this Sector augur well for the Group.

The **Plantation** Sector had a mixed performace as a drop in tea prices was offset by an increase in rubber prices. We continue to look towards crop diversification and the reduction of operating costs to enhance the profitability of the sector.

The **Information Technology** Sector pre tax profitability was at levels similar to the corresponding quarter in 2002/2003 on the back of good performances from John Keells Office Automation and the Software segment.

The **Financial Services** Sector, witnessed exceptional growth with the gradual return in business confidence. The Colombo Bourse generated its highest ever monthly turnover in June, while the All Share Index reached a nine-year high. John Keells Stock Brokers generated strong returns while maintaining its leading position. Nations Trust Bank and Union Assurance saw improved profitability in the quarter. During the quarter we increased our stake in Union Assurance from 24 per cent to 36 per cent.

Given our exposure to key sectors of the economy, JKH is a beneficiary of the improved economic environment. This coupled with our constant crusade to reduce operating expenditure and make our assets more productive and the inculcation of a spirit of innovation in our businesses will enable us to sustain the momentum created in the first quarter.

V Lintotawela

Chairman

18 July 2003

JOHN KEELLS HOLDINGS LIMITED

PROVISIONAL FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED 30TH JUNE 2003

CONSOLIDATED INCOME STATEMENT

FOR THE THREE MONTHS ENDED 30TH JUNE	2003	2002	Change	Year Ended 31.03.2003
Revenue	4,398,151	3,498,696	26%	16,784,203
Cost of Sales	-3,139,336	-2,499,138	26%	-11,705,534
Gross Profit	1,258,815	999,558	26%	5,078,669
Other Operating Income	68,747	30,055	129%	174,771
	1,327,562	1,029,613	29%	5,253,440
Administrative Expenses	-662,384	-599,553	10%	-2,529,963
Distribution Expenses	-144,990	-129,540	12%	-644,567
Other Operating Expenses	-95,220	-66,373	43%	-377,072
Profit from Operating Activities	424,968	234,147	81%	1,701,838
Finance Expenses	-93,265	-59,510	57%	-329,478
Profit from Operating Activities after Finance Expenses	331,703	174,637	90%	1,372,360
Share of Associate Company Profits	139,338	118,940	17%	451,015
Profit Before VRS and Sale of Discontinued Operations	471,041	293,577	60%	1,823,375
Cost of Voluntary Retirement Scheme	-687,378	-4,488	15216%	-110,672
Profit from sale of Discontinued Operations	-	103,016	-100%	96,152
Profit before Taxation	-216,337	392,105	-155%	1,808,855
Income Tax Expense	84,710	-94,839	-189%	-315,837
Profit after Taxation	-131,627	297,266	-144%	1,493,018
Minority Interest	176,818	-41,938	-522%	-169,593
Profit attributable to the Group	45,191	255,328	-82%	1,323,425

	Rs.	Rs.		Rs.
Earnings per share for the period - Basic/Diluted	0.24	1.38		7.08
Dividends per share - Gross	0.00	0.00		2.00

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

JOHN KEELLS HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET

AS AT 30TH JUNE	2003	2002	As at 31.03.2003
ASSETS			
Non-current Assets			
Property, Plant & Equipment	10,191,837	8,823,569	10,172,219
Intangible Assets - Goodwill	662,922	571,145	599,747
Investments in Subsidiaries	9,785	10,680	9,785
Investments in Associates	2,797,048	2,349,024	2,639,584
Other Investments	196,072	146,628	128,572
Other Non-current Assets	26,994	4,000	18,293
Deferred Expenditure	0	1,806	0
	13,884,658	11,906,852	13,568,200
Current Assets			
Inventories	1,799,766	1,310,742	1,686,965
Trade & Other Receivables	3,216,605	2,836,129	3,292,976
Short Term Investments	505,567	306,682	598,402
Cash in Hand and at Bank	1,305,816	876,632	957,004
	6,827,754	5,330,185	6,535,347
Total Assets	20,712,412	17,237,037	20,103,547
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	3,000,000	3,000,000	3,000,000
Issued Share Capital	1,879,184	1,854,134	1,876,470
Capital Reserves	2,866,100	2,475,456	2,855,096
Revenue Reserves	2,449,898	2,316,857	2,449,899
Retained Earnings	2,532,104	1,900,772	2,632,583
Total Equity	9,727,286	8,547,219	9,814,048
Minority Interest	1,717,374	1,776,329	2,061,439
Non-current Liabilities			
Negative Goodwill	640,729	699,980	653,017
Non- Interest Bearing Borrowings	41,705	0	40,700
Interest Bearing Borrowings	2,091,452	1,075,953	1,436,372
Deferred Tax Liabilities	234,191	364,874	362,580
Retirement Benefit Obligation	479,385	492,353	541,355
Other Deferred Liabilities	101,023	94,665	100,140
	3,588,485	2,727,825	3,134,164
Current Liabilities			
Trade & Other Payables	2,434,679	2,115,785	2,443,175
Provision for Taxation	0	71,978	7,187
Dividends Payable	0	0	0
Short Term Borrowings	494,467	633,372	704,467
Non-Interest Bearing Borrowings	10,000	0	10,000
Interest Bearing Borrowings	333,747	359,168	367,763
Bank Overdrafts	2,406,374	1,005,361	1,561,304
	5,679,267	4,185,664	5,093,896
Total Equity & Liabilities	20,712,412	17,237,037	20,103,547
	Rs.	Rs.	Rs
Net Assets per share	51.76	46.10	52.30

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these Financial Statements.



S. C. Ratnayake
Jt. Managing Director



J. R. F. Peiris
Group Finance Director

18 July 2003

JOHN KEELLS HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENT

FOR THE THREE MONTHS ENDED 30TH JUNE In Rs. '000s		2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Profit before Taxation after VRS		-216,337	392,105
Adjustments for :	Interest Received	-11,557	-3,444
	Finance Expenses	93,265	59,510
	Dividends Received	-2,777	-
	Cost of Voluntary Retirement Scheme	687,378	4,488
	Share of Associate Company Profits	-139,338	-118,940
	Depreciation	179,301	191,196
	Profit from Sale Discontinued Operations	-	-103,016
	Profit on sale of Property, Plant & Equipment	-5,459	-244
	(Profit)/Loss on sale of Shares	-6,439	-
	Goodwill on Consolidation (net)	2,630	-
	Retiring Gratuity (net of payments)	-61,970	2,088
	Amortisation of Grants & Subsidies	-980	-608
	Deferred Expenditure & Non Current Assets (net)	-8,701	-385
Operating Profit before Working Capital Changes		509,016	422,750
(Increase)/Decrease in Inventories		-109,478	-105,671
(Increase)/Decrease in Receivables & Prepayments		87,982	698,262
Increase/(Decrease) in Creditors & Accruals		-8,496	-102,219
Increase/(Decrease) in Short Term Borrowings		-210,000	-352,844
Increase/(Decrease) consequent to Changes in Subsidiaries		31,426	-2,598
Cash Generated from Operations		300,450	557,680
Interest Received		11,557	3,444
Finance Expenses Paid		-93,265	-59,510
Dividends Received		75,902	-
Voluntary Retirement Cost Paid		-687,378	-4,488
IncomeTax Paid		-57,321	-46,840
Net Cash Flow from Operating Activities		-450,055	450,286
CASH FLOWS USED IN INVESTING ACTIVITIES			
Acquistion of Property, Plant & Equipment		-198,661	-105,909
Purchase of Investments		-246,496	-16,130
Acqusition of Interest in Subsidiaries		-46,442	-
Proceeds from sale of Property, Plant & Equipment		7,938	22,395
Proceeds from Disposal of Associates		-	26,233
Grants Received		1,863	1,627
Net Cash Flow used in Investing Activities		-481,798	-71,784
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from Issuance of Shares - Company		10,962	2,848
Minority Interest		-109,005	-64,562
Dividends Paid		-179,936	-166,872
Proceeds from Interest Bearing Borrowings		695,043	1,750
Repayment of Interest Bearing Borrowings		-74,304	-132,090
		-	
Net Cash Flow from Financing Activities		342,760	-358,926
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS		-589,093	19,576
CASH & CASH EQUIVALENTS AT THE BEGINNING (after adjustments)		-5,898	158,377
CASH & CASH EQUIVALENTS AT THE END		-594,991	177,953
CASH & CASH EQUIVALENTS			
Short Term Investments		505,567	306,682
Cash in Hand		1,305,816	876,632
Bank Overdrafts		-2,406,374	-1,005,361
Cash & Cash Equivalents		-594,991	177,953

JOHN KEELLS HOLDINGS LIMITED

PROVISIONAL FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED 30TH JUNE 2003

COMPANY INCOME STATEMENT

FOR THE THREE MONTHS ENDED 30TH JUNE	2003	2002	Change	Year ended 31.03.2003
Revenue	294,592	180,412	63%	1,062,302
Cost of Sales	-27,527	-20,406	35%	-81,196
Gross Profit	267,065	160,006	67%	981,106
Other Operating Income	10,290	1,404	633%	15,158
	277,355	161,410	72%	996,264
Administrative Expenses	-56,447	-50,912	11%	-188,741
Other Operating Expenses	-8,262	-11,304	-27%	-56,707
Profit from Operating Activities	212,646	99,194	114%	750,816
Profit/(loss) from sale of Discontinued Operations	0	0		-12,796
Provision for fall in value of Investments	-10,876	-2,433	347%	-40,015
Finance Expenses	-52,700	-34,385	53%	-205,468
Profit before Taxation	149,070	62,376	139%	492,537
Income Tax Expense	4,848	0		-3,055
Profit after Taxation	153,918	62,376	147%	489,482

	Rs.	Rs.		Rs
Earnings per share for the period - Basic/Diluted	0.82	0.34		2.62
Dividends per share - Gross	0.00	0.00		2.00

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

JOHN KEELLS HOLDINGS LIMITED

COMPANY BALANCE SHEET

AS AT 30TH JUNE	2003	2002	As at 31.03.2003
ASSETS			
Non-Current Assets			
Property, Plant & Equipment	416,160	389,825	414,681
Investments in Subsidiaries & Joint Ventures	3,642,061	2,424,146	3,640,794
Investments in Associates	1,498,847	1,252,351	1,252,351
Other Investments	97,056	97,057	97,056
Other Non-Current Assets	368,417	431,402	372,412
	6,022,541	4,594,781	5,777,294
Current Assets			
Inventories	525	312	554
Trade & Other Receivables	388,549	572,190	380,332
Short Term Loans given to Related Parties	380,081	408,060	341,034
Short Term Investments	180,725	245,546	196,921
Cash in Hand and at Bank	31,307	32,748	23,207
	981,187	1,258,856	942,048
Total Assets	7,003,728	5,853,637	6,719,342
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	3,000,000	3,000,000	3,000,000
Issued Share Capital	1,879,184	1,854,134	1,876,470
Capital Reserves	1,209,934	1,104,817	1,201,686
Revenue Reserves	1,229,936	1,082,976	1,229,936
Retained Earnings	176,090	84,228	202,108
Total Equity	4,495,144	4,126,155	4,510,200
Non-Current Liabilities			
Interest Bearing Borrowings	776,744	488,480	809,213
Deferred Tax Liabilities	693	0	693
Retirement Benefit Obligation	42,970	47,533	41,288
	820,407	536,013	851,194
Current Liabilities			
Trade & Other Payables	96,759	142,374	105,643
Amounts due to Related Parties	259,510	226,154	210,612
Dividends Payable	0	0	0
Short Term Borrowings	0	237,396	250,000
Interest Bearing Borrowings	179,158	146,503	179,158
Bank Overdrafts	1,152,750	439,042	612,535
	1,688,177	1,191,469	1,357,948
Total Equity & Liabilities	7,003,728	5,853,637	6,719,342
	Rs.	Rs.	Rs.
Net Assets per share	23.92	22.25	24.04

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these Financial Statements.


S. C. Ratnayake
Jt. Managing Director


J.R.F. Peiris
Group Finance Director

18 July 2003

JOHN KEELLS HOLDINGS LIMITED

COMPANY CASH FLOW STATEMENT

FOR THE THREE MONTHS ENDED 30TH JUNE		2003	2002
In Rs. '000s			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Profit before Taxation		149,070	62,376
Adjustments for :	Finance Expenses	52,700	34,385
	Depreciation	4,323	3,817
	Profit on sale of Property, Plant & Equipment	-1,008	-40
	(Profit)/Loss on sale of Shares	-8,712	-
	Provision for fall in value of Investments	10,876	2,433
	Bad Debts	4,478	4,459
	Retiring Gratuity (net of payments)	1,682	2,566
Operating Profit before Working Capital Changes		213,409	109,996
(Increase)/Decrease in Receivables & Prepayments		-42,386	538,020
Increase/(Decrease) in Creditors & Accruals		40,014	-231,641
Increase/(Decrease) in Short Term Borrowings		-250,000	-271,076
Cash Generated from Operations		-38,963	145,299
Finance Expenses Paid		-52,700	-34,385
Income Tax Paid		-	-1,659
Net Cash Flow from Operating Activities		-91,663	109,255
CASH FLOWS USED IN INVESTING ACTIVITIES			
Acqusition of Property, Plant & Equipment		-5,802	-10,198
Purchase of Investments		-292,937	-49,939
Proceeds from sale of Property, Plant & Equipment		1,008	40
Proceeds from sale of Investments		43,012	15,653
Net Cash Flow Used in Investing Activities		-254,719	-44,444
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from Issuance of Shares		10,962	2,848
Dividends Paid		-179,936	-166,872
Long Term Borrowings - related parties		-485	-1,539
Proceeds from Interest Bearing Borrowings		-	1,750
Repayment of Interest Bearing Borrowings		-32,469	-32,359
Net Cash Flow from Financing Activities		-201,928	-196,172
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS		-548,310	-131,361
CASH & CASH EQUIVALENTS AT THE BEGINNING		-392,408	-29,387
CASH & CASH EQUIVALENTS AT THE END		-940,718	-160,748
CASH & CASH EQUIVALENTS			
Short Term Investments		180,725	245,546
Cash in Hand		31,307	32,748
Bank Overdrafts		-1,152,750	-439,042
Cash & Cash Equivalents		-940,718	-160,748

JOHN KEELLS HOLDINGS LIMITED

STATEMENT OF CHANGES IN EQUITY

Group

AS AT 30TH JUNE	2003	2002
Balance as at 31st March	9,814,048	8,284,153
Adjustment on account of changes in Holdings	34,265	827
	9,848,313	8,284,980
Share Options exercised during the period	2,714	675
Premium on Issue of Shares during the period	8,248	2,173
	9,859,275	8,287,828
Gain/Loss not recognised in the Income Statement - Currency Translation Reserve	2,756	4,063
Net Profit for the period	45,191	255,328
Final Dividend -2002/2003	-179,936	-
Balance as at 30th June	9,727,286	8,547,219

Company

AS AT 30TH JUNE	2003	2002
Balance as at 31st March	4,510,200	4,060,931
Share Options exercised during the period	2,714	675
Premium on Issue of Shares during the period	8,248	2,173
	4,521,162	4,063,779
Net Profit for the period	153,918	62,376
Final Dividends Paid - 2002/2003	-179,936	0
Balance as at 30th June	4,495,144	4,126,155

18 July 2003

JOHN KEELLS HOLDINGS LIMITED

SEGMENT INFORMATION

For the three months ended 30th June	Food & Beverage		Transportation		Plantation		Leisure		Information Technology		Financial Services		Others		Group Total	
In Rs. '000s	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Total Sales	1,989,238	2,010,890	1,341,038	555,110	912,524	880,849	528,493	383,509	312,652	313,456	428,904	239,860	637,075	495,816	6,149,924	4,879,490
Less:																
Inter Segment Sales	-6,283	-3,269	-15,917	-1,438	-16,461	-16,833	-26,246	-9,436	-8,206	-8,376	0	0	-303,619	-101,417	-376,732	-140,769
Intra Segment Sales	-494,323	-580,539	-41	-81	-	-	-15,839	-13,185	-7,537	-7,055	0	0	-688	-1,082	-518,428	-601,942
Segment Revenue	1,488,632	1,427,082	1,325,080	553,591	896,063	864,016	486,408	360,888	296,909	298,025	428,904	239,860	332,768	393,317	5,254,764	4,136,779
Share of Associate Company turnover															-856,613	-638,083
Revenue															4,398,151	3,498,696
Segment Operating Profits	-587,779	81,619	283,791	189,153	59,128	60,742	-13,223	-50,923	-3,699	1,641	61,674	14,547	8,289	124,781	-191,819	421,560
Other Operating Income															68,747	30,055
Provision for fall in Value of Investments															-	-
Finance Expenses															-93,265	-59,510
Profit before Taxation	-588,574	81,936	299,271	209,825	36,085	43,250	8,834	-57,818	555	368	62,100	16,086	-34,608	98,458	-216,337	392,105
Income Tax Expense	125,451	-35,588	-13,368	-40,948	-17,357	-11,395	-3,273	-73	-591	-713	-8,198	-4,477	2,046	-1,645	84,710	-94,839
Profit after Taxation	-463,123	46,348	285,903	168,877	18,728	31,855	5,561	-57,891	-36	-345	53,902	11,609	-32,562	96,813	-131,627	297,266

JOHN KEELLS HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED 30TH JUNE 2003

1. Market Price per share

	2003	2002
	Company	
Market Price - Highest (for the period)	116.00	69.75
Market Price - Lowest (for the period)	69.75	55.50
Market Price - Last Traded (for the period)	103.25	63.50

2. The Interim Financial Statements of the Company and of the Group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2003 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting.

3. The presentation and classification of figures for the corresponding period of the previous year have been amended, where relevant, to be comparable with those for the current year.

4. All values included in these Financial Statements are in Rs. '000s unless otherwise stated.

5. The cost of the Voluntary Retirement Schemes of Ceylon Cold Stores Ltd. and John Keells Ltd. amounted to Rs. 675.25 million and 12.12 million respectively.

6. The Company approved a bonus issue of 1 ordinary share for every 4 existing ordinary shares on 27 June 2003

7. The Company acquired a 12% stake in Union Assurance Limited, at a cost of Rs.179 million, on 23 May 2003.

8. There have been no other events subsequent to the Balance Sheet date, which require disclosure in the Interim Financial Statements.

CORPORATE INFORMATION

Name of Company

John Keells Holdings Limited

Legal Form

Public Limited Liability Company,
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Directors

Mr V Lintotawela – Chairman
Mr S C Ratnayake – Joint Managing Director
Mr A D Gunewardene – Joint Managing Director
Mr G S A Gunasekera
Mr J R F Peiris
Mr E F G Amerasinghe
Mr S Easparathasan
Mr T Das

Board Audit Committee

Mr S Easparathasan – Chairman
Mr E F G Amerasinghe

Board Remuneration Committee

Mr E F G Amerasinghe – Chairman
Mr S Easparathasan
Mr V Lintotawela

Board Nominations Committee

Mr E F G Amerasinghe - Chairman
Mr S Easparathasan
Mr V Lintotawela

Secretaries and Registrars

Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors

Ernst and Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

Bankers

Bank of Ceylon
CitiBank NA
Commercial Bank
Deutsche Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
Nations Trust Bank
NDB Bank
People's Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs

CitiBank NA
New York

Registered Office of the Company

130 Glennie Street
Colombo 2
Sri Lanka

Contact Details

P O Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone: (94 1) 306000
Facsimile : (94 1) 447087

Internet : www.keells.com
Email : jkh@keells.com